1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

January 22, 2010

Via Messenger and edgar submission

Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Brent Oil Fund, LP Amendment No. 1 to Registration Statement on Form S-1 Filed December 15, 2009 Registration No. 333-162015

Dear Ms. Gowetski:

On behalf of the United States Brent Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on January 22, 2010.  The enclosed copy has been marked to show changes from Amendment No. 1 to the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of January 6, 2010 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

Principal Investment Risks of an Investment in USBO, page 4

1.
We note your response to comment 6 of our letter.  In response to our comment, you state that you intend to fulfill your investment objective to the fullest extent possible without being leveraged.  However, we note that you my still utilize leverage and you state on page 5 “[i]f the General Partner permits USBO to become leveraged, you could lose all or substantially all of your investment if USBO’s trading positions suddenly turn unprofitable.”  We continue to believe that you should include a statement, if true, that there are no limits on the amount of leverage that you may use.  Please make similar revisions to your risk factor on page 25 and your disclosure on page 61.

Jennifer Gowetski, Esq.
January 22, 2010

Response:  The Registrant has revised its disclosure on pages 5 and 25 to indicate that there are no limits to the amount of leverage it may utilize; however, since leverage would tend to distort its ability to track the Benchmark Futures Contract, it does not intend to utilize leverage.

Breakeven Analysis, page 7

2.
We note your response to comment 8 of our letter.  In response to our comment, you state that the $30 million figure represents the size of USBO over the next 12 months in order to arrive at the breakeven point for investors.  Please clarify that this amount assumes the sale of more than one basket for footnotes 5 and 6.  Additionally, please revise footnote 7 to clarify, if true, that the 1.34% listed as the percentage of initial selling price per unit assumes $30 million in assets.

Response: The Breakeven Analysis, as required by rules promulgated by the National Futures Association, is designed to show the amount of trading income per share that must be generated during the following twelve months in order for an investor to break-even on his/her investment.  As a new commodity pool with no operating history, the Registrant must make certain assumptions about its operations over the following twelve months.  The Registrant has assumed, for purposes of footnotes 5 and 6, that its assets under management will equal $30 million.  This estimate is based upon the General Partner’s experience in managing other public commodity pools and its knowledge of the global commodity markets.  The actual amount of assets under management may be more or less than this amount at various points in time during the following twelve months.  The Registrant included footnote 7 to show what the breakeven point would be if only one creation basket was sold and the Registrant had only $5 million in assets under management, the minimum amount of assets required to launch the Registrant’s operations.  The Registrant believes that the existing footnotes clearly disclose the assumptions used to arrive at the values included in the Breakeven Analysis.

Transfer of Units, page 66

3.
We note your response to comment 12 of our letter.  Please revise your disclosure on page 67 to clarify that consent will only be withheld if the transferee does not comply with the requirements set forth in the bullets, if the transfer of units may be unlawful or if a government authority is investigating the transfer or transferee.

Jennifer Gowetski, Esq.
January 22, 2010

Response:   As an initial matter, the Registrant notes that the language on page 67 regarding transfers of units applies only to situations where a unitholder first becomes a limited partner of the Registrant and subsequently seeks to transfer a portion or all of its units to a transferee who must then be admitted as a substitute limited partner of the Registrant.  In connection with the transfer of units from the limited partner to the transferee, the transferee must, among other things, be bound by the Amended and Restated Limited Partnership Agreement, request admission as a limited partner, grant powers of attorney to the General Partner and make the consents and waivers required in the LP Agreement (the "LP Agreement).  Failure to comply with these requirements may result in the General Partner withholding its consent to the transfer of the units.  As noted on page 61, if consent is withheld by the General Partner, the transferee becomes an assignee that has an interest in the Registrant equivalent to that of a limited partner with respect to allocations and distributions.

In response to your comment, the General Partner has the sole authority not to consent to the transfer of units.  The bullet points included on page 67, including the items noted in the comment, are examples of situations in which the General Partner may reject a transfer of units, but this list is not meant to be exhaustive.  The LP Agreement of the Registrant confers sole authority, without restriction, to the General Partner with respect to its ability to consent to or reject a transfer of units.  Please note that, as discussed above, this language only applies to situations where a unitholder who seeks to be admitted as a limited partner under the LP Agreement and subsequently seeks to transfer a portion or all of its units to a transferee.  For all other unitholders, there will be a trading market for the Registrant’s securities, so investors will be afforded with liquidity and, absent that, will have the ability to sell their shares in compliance with Rule 144 of the Securities Act, subject to holding period and other requirements set forth in such section.

Exhibits

4.	We not your response to comment 20 of our letter. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

Response:  The Registrant is aware of Instruction 1 to Item 601 of Regulation S-K and will file final copies of material contracts in a future periodic report to the extent that the final copy of a material contract is not filed in a subsequent pre-effective amendment to the Registration Statement.

Exhibit 23

5.	Please provide a separate consent from counsel regarding the filing of the tax opinion or indicate in the exhibit list that such consent is included in the opinion.

Jennifer Gowetski, Esq.
January 22, 2010

Response:  The Registrant has revised the exhibit table accordingly.  The Registrant will provide you supplementally with a “form of” legality and tax opinions that it intends to file in a subsequent pre-effective amendment.

*                      *                       *

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain
James M. Cain

Enclosure

cc:   Nicholas D. Gerber
W. Thomas Conner, Esq.